Exhibit 99.1

TRANSCANADA CORPORATION – FIRST QUARTER 2006

Quarterly Report to Shareholders

Media Inquiries:	Jennifer Varey	(403) 920-7859	(800) 608-7859
Analyst Inquiries:	David Moneta/Myles Dougan	(403) 920-7911	(800) 361-6522

TransCanada Announces First Quarter Results,

Board Declares Dividend of $0.32 per Share

CALGARY, Alberta – April 28, 2006 – (TSX: TRP) (NYSE: TRP)

First Quarter 2006 Highlights:

(All financial figures are in Canadian dollars unless noted otherwise).

•                  Net income from continuing operations for first quarter 2006 of $245 million or $0.50 per share

•                  Funds generated from operations for first quarter 2006 of $517 million

•                  Dividend of $0.32 per common share declared by the Board of Directors

TransCanada Corporation today announced net income from continuing operations (net earnings) for first quarter 2006 of $245 million or $0.50 per share, an increase of $13 million or $0.02 per share compared to $232 million or $0.48 per share for first quarter 2005. Net earnings in first quarter 2006 included a $29 million bankruptcy settlement receipt ($18 million after tax or $0.04 per share) from a former shipper on the Gas Transmission Northwest System. Net earnings in first quarter 2005 include an after-tax gain of $48 million or $0.10 per share on the sale of TC PipeLines, LP (PipeLines LP) common units.

TransCanada also recorded net income from discontinued operations in first quarter 2006 of $28 million or $0.06 per share reflecting settlements received from bankruptcy claims related to TransCanada’s Gas Marketing business which was divested in 2001. Net income for first quarter 2006 from continuing and discontinued operations totalled $273 million or $0.56 per share.

Funds generated from operations in first quarter 2006 were $517 million, compared with $420 million for the same period in 2005.

“Strong earnings in the first quarter were driven by significantly higher net earnings from TransCanada’s Power business,”  said Hal Kvisle, chief executive officer. “Our acquisition of the Sheerness Power Purchase Arrangement and TC Hydro generation assets and our increased interest in the Bruce A units in 2005, combined with strong operating performance across most of our power operations, delivered a quarter-over-quarter increase in net earnings of almost 200 per cent.”

In Gas Transmission, net earnings from the Canadian wholly-owned pipelines declined due to the impact of lower regulated returns on equity and lower average investment bases. This decline was partially offset by the increase in deemed common equity ratio on the Canadian Mainline to 36 per cent from 33 per cent. TransCanada realized higher net earnings on the Gas Transmission Northwest System as a result of a bankruptcy settlement. Natural gas storage delivered strong earnings, capitalizing on high seasonal natural gas price differentials and the resulting increased demand within Alberta for natural gas storage services.

“Over the course of the year we will continue to execute our strategy of prudent, disciplined growth in our Gas Transmission and Power businesses in markets we know and in businesses where we enjoy genuine competitive advantage,” said Mr. Kvisle. “Our successful execution of those strategies to date has generated solid returns for our shareholders. In building a portfolio of strategically located, high quality assets, TransCanada is positioned exceptionally well to capture the opportunities created by the critical need for new North American energy infrastructure.”

Recent Developments

Gas Transmission:

•                  TransCanada, directly and indirectly, entered into a series of transactions that will result in a subsidiary of TransCanada becoming the operator of Northern Border Pipeline Company (Northern Border) in early second quarter 2007. As part of the series of transactions, PipeLines LP acquired an additional 20 per cent interest in Northern Border from Northern Border Partners, L.P., bringing its total general partnership interest in Northern Border to 50 per cent. These transactions closed on April 6, 2006 with an effective date of December 31, 2005.

•                  Through its subsidiary, North Baja Pipeline LLC, TransCanada filed an application with the Federal Energy Regulatory Commission (FERC) in early February for a certificate for a two-phase expansion of its existing natural gas pipeline in southern California and the construction of a new pipeline lateral in California’s Imperial Valley. The expansion positions TransCanada to capture opportunities from the growth of liquefied natural gas (LNG) facilities on the West Coast. Shippers have indicated their commercial support for the projects by signing precedent agreements in support of the expansion plan as filed with the FERC.

•                  In mid-March, TransCanada reached a settlement with its customers and other interested parties regarding 2006 tolls on the Canadian Mainline. The settlement results in a revenue requirement of approximately $1.8 billion for 2006. Subject to National Energy Board (NEB) approval of the settlement, the annualized benchmark Eastern Zone toll for 2006 is expected to be 94.5 cents per gigajoule.

•                  Construction continues on the 130 kilometre Tamazunchale Pipeline in east-central Mexico. TransCanada anticipates completing construction and beginning commercial operations as scheduled in December 2006.

•                  Construction also continues on the Edson natural gas storage facility in Alberta. The Edson facility is expected to have a capacity of approximately 60 petajoules (PJ) and will connect to the Alberta System. Storage capacity is expected to be available commencing later this year.

Northern Development:

•                  Public hearings commenced in January 2006 on the Mackenzie Gas Pipeline Project which includes a proposed 1,194 kilometre natural gas pipeline system along the Mackenzie Valley of Canada’s Northwest Territories that will connect northern onshore natural gas fields with North American markets. The hearings take a two-stage approach with the Joint Review Panel focusing on environmental and socio-economic impacts, and the NEB reviewing all other matters including engineering, safety, need and economic feasibility. The hearings are scheduled in a number of locations throughout the Mackenzie Valley and Alberta through to December 2006. TransCanada plans to seek approval from the Alberta Energy and Utilities Board (EUB) in second quarter 2006 to build certain related interconnecting facilities in northwest Alberta.

•                  In mid-February, the State of Alaska announced that agreement had been reached between the State and North Slope producers with respect to the Alaska natural gas pipeline. The agreement is contingent on legislative approval and enactment of legislation related to State taxes on crude oil. Details of the natural gas deal have not yet been made public. TransCanada looks forward to working with the State and the producers to bring Alaska natural gas to market.

Keystone Crude Oil Pipeline:

•                  On April 20, 2006, TransCanada filed with the U.S. Department of State an application for a Presidential Permit authorizing the construction, operation and maintenance of the cross-border facilities associated with the proposed US$2.1 billion Keystone pipeline that will transport crude oil from Alberta to U.S. midwest refineries. On January 31, 2006, TransCanada announced that it had secured firm, long-term contracts on the proposed pipeline totalling 340,000 barrels per day with a duration averaging 18 years. Stakeholder consultations, detailed environmental assessments and field studies along with engineering work will continue throughout 2006. Major regulatory applications are currently being prepared for submission in Canada and the U.S. Construction is anticipated to start in 2008, with commercial operations expected to begin by fourth quarter 2009.

Liquefied Natural Gas:

•                  In early April, Cacouna Energy, a partnership between TransCanada and Petro-Canada, awarded a contract for front-end engineering and design work to an international consortium of engineering and construction firms with experience in the development of LNG receiving terminals. The project’s next significant milestone is hearings before a joint review panel of the Canadian Environmental Assessment Agency and Québec’s Bureau d’audiences publiques sur l’environnement scheduled to begin May 8, 2006. Pending regulatory approval, construction is expected to begin in 2007 with the facility becoming operational in late 2009 or early 2010.

•                  At the end of January, Broadwater Energy filed an application with the FERC for approval of the construction and operation of the proposed Broadwater LNG project in Long Island Sound. Broadwater plans to begin operation in late 2010 and is designed to regasify one billion cubic feet of natural gas per day. The filing marks the next step in a comprehensive public and regulatory review of the project that began in November 2004. Broadwater is a partnership between TransCanada and Shell US Gas & Power LLC.

Power:

•                  Cartier Wind began construction in March 2006 on the 110 megawatt (MW) Baie-des-Sables wind farm, the first of the six wind farms that make up the Cartier Wind project in the Gaspé region of Québec. The Baie-des-Sables wind farm is expected to deliver energy to the Hydro-Québec grid by December 2006. TransCanada has a 62 per cent interest in the Cartier Wind project which was awarded six projects by Hydro-Québec Distribution in October 2004 representing a total of 739.5 MW.

•                  With its partner, Ontario Power Generation, TransCanada continues to advance the Portlands Energy Centre (PEC) project to build a high efficiency, 550 MW combined-cycle generating station in downtown Toronto. In February 2006, the Ontario Minister of Energy directed the Ontario Power Authority to negotiate a contract to buy the output of the proposed PEC project. The Ontario Ministry of Environment approved PEC in the spring of 2005 following extensive studies, expert reviews, applications and public consultations.

•                  Construction is nearing completion on the 550 MW Bécancour cogeneration plant near Trois-Rivières, Québec with testing and related start-up activities anticipated to begin in May 2006. The plant remains on schedule to begin commercial operations in fall 2006. The facility will supply electricity to Hydro-Québec Distribution under long-term contracts as well as provide a source of competitively priced steam for industrial processes.

•                  Throughout the first quarter, Bruce Power continued preparatory work on the project to restart Bruce A Units 1 and 2. On May 19, 2006, the Canadian Nuclear Safety Commission is scheduled to hold a one-day public hearing to consider the results of an Environmental Assessment screening of the proposed Bruce A restart. The restart and refurbishment project, initially announced in October 2005, will return another 1,500 MW of generating capacity to Ontario, commencing in late 2009.

Teleconference

TransCanada will hold a teleconference today at 1 p.m. (Mountain) / 3 p.m. (Eastern) to discuss the first quarter 2006 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate should phone 1-866-226-1799 or 416-340-2220 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live webcast of the teleconference will also be available on TransCanada’s website at www.transcanada.com.

The conference will begin with a short address by members of

TransCanada’s executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) May 5, 2006. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 3182874. The webcast will be archived and available for replay on www.transcanada.com.

About TransCanada

TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure. TransCanada’s network of more than 41,000 kilometres (25,600 miles) of wholly owned pipeline transports the majority of Western Canada’s natural gas production to key Canadian and U.S. markets. A growing independent power producer, TransCanada owns, or has interests in, approximately 6,700 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

First Quarter 2006 Financial Highlights

(unaudited)

Operating Results

Three months ended March 31
(millions of dollars)	2006	2005

Revenues	1,894	1,410

Net Income
Continuing operations	245	232
Discontinued operations	28	—
	273	232

Cash Flows
Funds generated from operations	517	420
Increase in working capital	(2)	(86)
Net cash provided by operations	515	334

Capital expenditures	303	108

Common Share Statistics

Three months ended March 31	2006	2005

Net Income Per Share - Basic and Diluted
Continuing operations	$0.50	$0.48
Discontinued operations	0.06	—
	$0.56	$0.48

Dividends Declared Per Share	$0.32	$0.305

Common Shares Outstanding (millions)
Average for the period	487.4	485.2
End of period	487.6	485.6